SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

02021227

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53234

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Nantucket Securities Co. LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40950 Woodward Avenue, Suite 307
(No. and Street)

RECEIVED MAR 01 2002 143

Bloomfield Hills, (City) MI (State) 48304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth A. Duff (248) 723-9286
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

400 Renaissance Center (Address) Detroit (City) MI (State) 48243-1507 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 23 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, William K. M. Goldsmith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nantucket Securities Company, LLC, as of February 27, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

See Attached.

Signature

General Securities Principle
Title

Notary Public Exp: 7-19-06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Nantucket Securities Company, LLC

Statements of Financial Condition
For the Year Ended December 31, 2001

Nantucket Securities Company, LLC
Contents

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
400 Renaissance Center
Detroit MI 48243-1507
Telephone (313) 394 6000
Facsimile (313) 394 6555

Report of Independent Accountants

To the Managing Member of
Nantucket Securities Company, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Nantucket Securities Company, LLC at December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

January 18, 2002

Nantucket Securities Company, LLC
Statement of Financial Condition
December 31, 2001

Assets	
Cash and cash equivalents	$ 217,466
Commissions receivable	8,313
Consulting fees receivable	50,000
Prepaid expenses	2,085
Other assets	274
Total assets	$ 278,138
Liabilities and Member's Equity	
Liabilities	
Payable to affiliates	$ 24,641
Accounts payable	28,183
	52,824
Member's equity	
Contributed capital	151,000
Retained earnings	74,314
	225,314
Total liabilities and member's equity	$ 278,138

The accompanying notes are integral part of these financial statements.

1. Organization and Significant Accounting Policies

Nantucket Securities Company, LLC (the "Company"), is a registered introducing broker-dealer and a member of the National Association of Securities Dealers (the "NASD"), the Municipal Securities Rulemaking Board (the "MSRB"), and the Securities Investor Protection Corporation (the "SIPC"). The Company's primary business, as an introducing broker, is providing coordination between individual and institutional investors and clearing brokers.

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and borrowings) approximates their carrying value, as such financial instruments, are either reported at market value, are short term in nature or bear interest at current market rates.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

2. Related Party Transactions

The Company shares certain occupancy and other expenses with commonly owned affiliates. Monthly reimbursements are made by the Company for allocated expenses. Such expenses amounted to $65,896 for the year ended December 31, 2001.

Nantucket Capital Management, LLC (NCM) an affiliate of the Company is registered with the Securities and Exchange Commission as an investment advisor. The General Securities Principal and the Financial Operations Principal of the Company are also employees of NCM.

The Company has been retained by Nantucket Multi-Managers, LLC, and Nantucket PEF, LLC, as a selling agent for various Nantucket Funds which they manage. Nantucket Multi-Managers, LLC, and Nantucket PEF, LLC are affiliates of the Company.

Nantucket Capital Management, LLC also provides consulting services to clients by introducing clients to outside money managers, who thereafter buy and sell securities on a discretionary basis on each client's behalf. Thereafter, NCM reviews the performance of the outside money managers and provides periodic performance reports to clients, unless otherwise instructed. NCM may charge its clients an annual consulting fee. Consulting fees paid by NCM's clients, if any, are based on a percentage of assets agreed upon by NCM and its client. Additionally, outside money mangers may pay cash consideration or brokerage commissions to the Company.

3. Net Capital Requirements

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule (the "Rule") which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness.

At December 31, 2001, the Company had net capital of $171,407 which was $166,407 in excess of required net capital. However, Bear Stearns, clearing agent for the Company, requires that the Company maintain net capital of $150,000.

4. Income Taxes

The Company is a sole member limited liability company and is excluded from federal income taxes. The Company's profits and losses are included in the Member's individual tax return. Therefore, there is no federal tax provision, or deferred taxes on the Company's books.

5. Risks and Uncertainties

The Company currently derives 74% of its consulting fee income from one customer. Management believes the termination of this relationship is unlikely. However, a potential exists for a severe impact on the results of operations if total or partial loss of this business relationship were to occur.

6. Commitments

The Company does not grant credit to its customers in the normal course of business. However, in the event that certain customers do not fulfill their obligations involving securities transactions, the Company would be required to make whole its clearing broker for any losses incurred in the settlement of defaulted customer obligations. In connection with this commitment the Company has agreed to maintain at least $150,000 of minimum net capital (as defined by the SEC's Uniform Net Capital Rule). Of this $150,000 minimum net capital, the clearing broker requires $100,000 be maintained on deposit.

William K. M. Goldsmith and Family Accounts

DE11183	William K. M. Goldsmith IRA Rollover	PaineWebber
DE59195	William K. M. Goldsmith IRA Rollover #2	(same)
DE11188	William K M. Goldsmith Standard IRA	(same)
DE11186	Lauriston Pierrefeu Partners LP (Family Fund-WKMG Managing Partner with majority partnership interest)	(same)
DE11192	Shelley Gale Goldsmith	(same)
DE11185	Shelley Gale Goldsmith IRA	(same)
DE11183	Betsy M Goldsmith Custodian FBO Marisa Educational IRA	(same)

853-58000	William K M Goldsmith, Custodian FBO Marisa	Nantucket Securities Company LLC (Bear Stearns Custody)
853-58001	Shelley Gale Goldsmith, Custodian FBO Jacob	(same)
853-58002	Shelley Gale Goldsmith, Custodian FBO Gena	(same)

40950 Woodward Avenue / Suite 307 / Bloomfield Hills, MI 48304-2260
248.723.9286 Phone 248-723-9289 Fax